QUALCOMM Incorporated

5775 Morehouse Drive    www.qualcomm.com
San Diego, CA 92121-1714
(858) 587-1121

June 23, 2017
Mr. Larry Spirgel, Assistant Director
AD Office 11 - Telecommunications
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    QUALCOMM Incorporated
Form 10-K for Fiscal Year Ended September 25, 2016
Filed November 2, 2016
Form 10-Q for Fiscal Quarter Ended March 26, 2017
Filed April 19, 2017
Response Dated April 11, 2017
File No. 000-19528
Dear Mr. Spirgel:
Qualcomm Incorporated (“Qualcomm” or the “Company”) hereby responds to the comment letter dated May 30, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filings. To assist your review, we have set forth below the Staff’s comments (in bold), followed by Qualcomm’s response.
Form 10-Q for Fiscal Quarter Ended March 26, 2017
Note 2. Composition of Certain Financial Statement Items, page 9

1.	Tell us and disclose the nature of the customer-related liabilities and whether you recorded the related charge as a reduction to revenues or an operating expense.
Response: Customer incentives and other customer-related liabilities substantially consist of amounts payable to customers for incentive and other arrangements, including volume-related and other pricing rebates and cost reimbursements for marketing and other activities involving certain of the Company’s products and technologies. The corresponding charge is recorded as a reduction to revenues, unless the Company receives an identifiable benefit with a reasonably estimable fair value, in which case the

Mr. Spirgel
RE: Qualcomm Incorporated
June 23, 2017

corresponding charge is recorded as an operating expense. Historically, such amounts recorded as operating expenses have not been material. The remaining portion of the other customer-related liabilities balance represents accrued warranty costs related to our products, which are nominal. The corresponding charge is recorded as cost of revenues.

We will add the following paragraph to our disclosure in Note 2. Composition of Certain Financial Statement Items in our upcoming filing on Form 10-Q for the third quarter ending June 25, 2017 to reflect the above as follows:

Note 2. Composition of Certain Financial Statement Items
....
Other Current Liabilities. Customer incentives and other customer-related liabilities substantially consist of amounts payable to customers for incentive and other arrangements, including volume-related and other pricing rebates and cost reimbursements for marketing and other activities involving certain of the Company’s products and technologies. The corresponding charge for such arrangements was recorded as a reduction to revenues.
....

We will also update our revenue recognition accounting policy in our annual report on Form 10-K for the fiscal year ending September 24, 2017 consistent with the above disclosure.
Our Business and Operating Segments, page 28

2.
Please address per unit running royalty caps in your revenue recognition policy and further clarify how such caps are applied to sales reported by your licensees (i.e, whether they are applied on a percentage of sales basis, on a dollar per unit basis, or some other manner).

Response: We broadly provide running royalty caps on a per unit basis that apply to certain categories of complete wireless devices, namely smartphones, tablets and laptops, which in general, effectively provide for a maximum running royalty amount per device (i.e., on a dollar per unit basis).

We will update Our Business and Operating Segments in Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations in our upcoming filing on Form 10-Q for the third quarter ending June 25, 2017 to reflect this clarification as indicated by the items underlined below:

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
....
Our Business and Operating Segments
....

Mr. Spirgel
RE: Qualcomm Incorporated
June 23, 2017

QTL licensing revenues include license fees and royalties based on sales by licensees of products incorporating or using our intellectual property. License fees are fixed amounts paid in one or more installments. License fees are recognized over the estimated period of benefit of the license to the licensee, typically 5 to 15 years. Royalties are generally based upon a percentage of the wholesale (i.e., licensee’s) selling price of complete licensed products, net of certain permissible deductions (including transportation, insurance, packing costs and other items). We broadly provide per unit running royalty caps that apply to certain categories of complete wireless devices, namely smartphones, tablets and laptops, which in general, effectively provide for a maximum running royalty amount per device (i.e., the royalty caps limit the running royalties due on a per unit basis). QTL recognizes royalty revenues based on royalties reported by licensees and when other revenue recognition criteria are met. Licensees, however, do not report and pay royalties owed for sales in any given quarter until after the conclusion of that quarter. The vast majority of QTL revenues were generated through our licensees’ sales of CDMA2000- and WCDMA-based products (including 3G and 4G multi-mode devices), such as feature phones and smartphones.
....
We will also update our revenue recognition accounting policy in our annual report on Form 10-K for the fiscal year ending September 24, 2017 consistent with the italicized sentences above (which are italicized for convenience of reference only and will not be italicized in our Form 10-K or Form 10-Q).
Looking Forward, page 30

3.
It appears that your agreement with Apple expired in the previous fiscal year and that Apple will no longer use your chips exclusively for its iPhones. Please tell us and address in future filings the impact of the loss of this iPhone exclusivity arrangement on your product sales, licensing revenues, and profitability.

Response: Our agreements with Apple were not exclusivity arrangements. Apple was at all times free to use our competitors’ modems. In fact, those agreements ended at various times in calendar 2016, and while those agreements were still in effect, Apple launched certain of its iPhone 7 products using a competitor’s modem.
We will update our disclosure in Looking Forward in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our upcoming filing on Form 10-Q for the third quarter ending June 25, 2017 to address the impact of Apple dual-sourcing modems for the iPhone on our product revenues, licensing revenues and profitability as indicated by the items underlined below:

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
....
Looking Forward

Mr. Spirgel
RE: Qualcomm Incorporated
June 23, 2017

....
Further, we expect our business, particularly QCT, to continue to be impacted by industry dynamics, including:

•	Concentration of device share among a few companies within the premium tier, resulting in significant supply chain leverage for those companies;

•	Decisions by companies to utilize their own internally-developed integrated circuit products;

•
Decisions by certain companies to utilize our competitors’ integrated circuit products in all or a portion of their devices. For example, commencing with the iPhone 7 (which was released in September 2016), we are no longer the sole supplier of modems for new iPhone product launches, as Apple utilizes modems from one of our competitors in a portion of such devices. We expect that in the future Apple will utilize our competitors’ modems in a portion of (or potentially all) iPhones. Accordingly, QCT revenues from modem sales for iPhones have declined and may continue to decline, in part depending on the extent of Apple’s utilization of competitors’ modems and the mix of the various versions that are sold. Overall QCT revenues, as well as profitability, may similarly decline unless offset by sales of integrated circuit products to other customers, including those outside of traditional cellular industries, such as the Internet of Things (IoT), automotive and computing. Apple’s dual sourcing does not impact our licensing revenues since our licensing revenues from Apple products are not dependent upon whether such products include our chipsets;

•
Intense competition, particularly in China, as our competitors expand their product offerings and/or reduce the prices of their products as part of a strategy to attract new and/or retain customers; and

•
Lengthening replacement cycles in developed regions, where the smartphone industry is mature, premium-tier smartphones are common and consumer demand is increasingly driven by new product launches and/or innovation cycles, and from increasing consumer demand in emerging regions where premium-tier smartphones are less common and replacement cycles are on average longer than in developed regions.

....

Respectfully submitted,

/s/ George S. Davis
George S. Davis
Executive Vice President and Chief Financial Officer
Qualcomm Incorporated